Exhibit 1

Recent Developments

Election of New Board Members and Fiscal Council Members at Annual Shareholders’ Meeting and Name Change

We held our annual shareholders’ meeting on April 9, 2013, and Abilio Diniz was elected as the new Chairman of our Board of Directors, Sérgio Rosa was elected as the new Vice Chairman of our Board of Directors, and Carlos Fernando Costa was elected as a new board member. In addition, Eduardo Rossi was elected as alternate to Abilio Diniz; Mauro José Periotto was elected as alternate to Paulo Assunção de Sousa; Sérgio Schwartz was elected as alternate to Décio da Silva; Manuela Cristina Lemos Marçal was elected as alternate to Luis Carlos Fernandes Afonso; Helena Kerr do Amaral was elected as alternate to Carlos Fernando Costa; Daniel Arduini Cavalcanti de Arruda was elected as alternate to José Carlos Reis de Magalhães Neto; and Fernando Shayer was elected as alternate to Pedro de Andrade Faria. See “Item 6. Directors, Senior Management and Employees” in our Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”). At the same annual shareholders’ meeting, Paola Rocha Ferreira was elected as an alternate to Susana Hanna Stiphan Jabra on our Fiscal Council.

In addition, our shareholders approved the change of our corporate name from BRF — Brasil Foods S.A. to BRF S.A. Following recording of the appropriate corporate documents in the Commercial Registry of the State of Santa Catarina, on April 16, 2013 where our registered office is located, the name change became effective retroactively as of April 9, 2013.

Dividends

At our annual shareholders’ meeting on April 9, 2013, our shareholders approved the distribution of supplementary dividends in the amount of R$45.3 million, paid on April 30, 2013, corresponding to R$0.05205085 per share based on the free float as of May 1, 2013 (870,302,791 shares).

Rio de Janeiro Tax Assessment

On April 30, 2013, the State of Rio de Janeiro filed a tax assessment in the amount of R$70.0 million to collect the Imposto Sobre a Circulação de Mercadorias e Serviços, or “ICMS,” allegedly due in connection with the lack of evidence of the origin of the tax credits used by us from March to June 2010. Our legal advisors are still evaluating the new tax assessment in order to classify the risk of loss, as a response to the assessment is due on May 30, 2013.

Sale of Doux Assets

In November 2012, we agreed with the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, the Brazilian government agency with antitrust decision-making authority, or “CADE”) that we would sell certain assets (the “Doux assets”) related to the breeding, production and slaughtering of hogs that were pledged as collateral for advances made to Doux Frangosul S.A. Agro Avícola Industrial (now known as FRS S.A. Agro Avícola Industrial) in 2011, as described in Note 1.5 to our consolidated financial statements included in our 2012 Form 20-F and Note 1.2 to our unaudited interim consolidated financial statements included in the first Report on Form 6-K submitted to the SEC on May 2, 2013 (the “Interim Financial Statement Form 6-K”).

On May 7, 2013, we announced that we had entered into an agreement to sell these assets to JBS Aves Ltda., a subsidiary of JBS S.A. The total purchase price is R$200.0 million, which is allocated as follows: (1) R$120.0 million for the industrial unit in the City of Ana Rech in the State of Rio Grande do Sul and the Granja André Rocha property in Nova Prata in the State of Rio Grande do Sul and (2) R$80.0 million for related biological assets, which consist of approximately 491 thousand hogs. The purchase price is expected to be paid in 50 consecutive monthly installments of R$4.0 million, with interest calculated based on a specified inflation index. The first installment is due six months after definitive agreements are signed. The agreement is subject to certain conditions precedent, including approval from the CADE.

Other Financial Information

	At and for the Three Months Ended March 31,					At and for the Year Ended December 31,
	2013(1)	2013		2012		2012(1)	2012		2011		2010
	(in millions of U.S.$)	(in millions of reais)		(in millions of reais)		(in millions of U.S.$)	(in millions of reais)		(in millions of reais)		(in millions of reais)
Other Financial Data (Unaudited):
Net debt (at period end)(2)	3,551.5	7,152.1		5,974.0		3,485.2	7,018.4		5,407.9		3,634.4
Adjusted EBITDA(3)	423.3	852.5		532.0		1,331.1	2,680.5		3,244.3		2,635.0
Net debt/Adjusted EBITDA(2)(3)(4)	—	2.4	x	2.0	x	—	2.6	x	1.7	x	1.4	x
Adjusted EBITDA margin(5)	—	11.8%		8.4%		—	9.4%		12.6%		11.6%

	At and for the Three Months Ended March 31,					At and for the Year Ended December 31,
	2013(1)	2013		2012		2012(1)	2012		2011		2010
Operating Data:
Poultry slaughtered (million heads per period)	—	441.9		464.1		—	1,792.4		1,756.4		1,623.2
Pork/beef slaughtered (thousand heads per period)	—	2,474.7		2,914.5		—	10,874.1		10,847.9		10,563.4
Total sales of meat, dairy and other processed food products (thousand tons per period)	—	1,338.1		1,472.8		—	5,872		5,712		5,666
Employees (at period end)(6)	—	113,986		120,396		—	113,952		119,484		113,175

(1)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2013 of R$2.0138 = U.S.$1.00.

(2)	We define net debt as short term debt minus other financial assets and liabilities, net plus long-term debt minus cash and cash equivalents (including restricted cash) and marketable securities. Net debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS. However, our presentation of net debt is not meant to suggest that all of our cash, cash equivalents and marketable securities are available to service our debt, particularly as a portion of our cash, cash equivalents and marketable securities are necessary to provide working capital in connection with our business and certain of our cash constitutes restricted cash, as described in the notes to the table below. The following table sets forth our net debt at the dates indicated:

	At March 31,			At December 31,
	2013(a)	2013	2012	2012(a)	2012	2011	2010
	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)	(in millions of reais)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Short-term debt	1,251.5	2,520.3	3,590.4	1,212.0	2,440.8	3,452.5	2,227.7
(-) Other financial assets and liabilities, net	(43.9)	(88.5)	(115.9)	(109.3)	(220.2)	(247.2)	16.4
(+) Long-term debt	3,283.9	6,613.2	4,494.6	3,514.5	7,077.5	4,601.1	4,975.2
(-) Cash, cash equivalents and marketable securities(b)	1,027.9	2,069.9	2,226.8	1,350.7	2,720.1	2,892.9	3,552.1

Net debt (unaudited)	3,551.5	7,152.1	5,974.0	3,485.2	7,018.4	5,407.9	3,634.4

(a)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2013 of R$2.0138 = U.S.$1.00.

(b)	This line item includes restricted cash of (i) R$95.9 million for the three-month period ended March 31, 2013, (ii) R$72.1 million for the three-month period ended March 31, 2012, (iii) R$93.0 million for the year ended December 31, 2012, (iv) R$70.0 million for the year ended December 31, 2011 and (v) R$61.0 million for the year ended December 31, 2010.

(3)	We calculate EBITDA as net income attributable to BRF shareholders plus income and social contribution taxes plus financial expenses, net plus depreciation, amortization and depletion. We define Adjusted EBITDA as EBITDA plus other operating results, plus minority interest in income of subsidiaries, plus net income attributable to non-controlling interest. We use EBITDA and Adjusted EBITDA as supplemental measures of our financial performance as well as of our ability to generate cash from operations. We also use EBITDA and Adjusted EBITDA in making certain management decisions. Neither EBITDA nor Adjusted EBITDA are prescribed measures under IFRS and should not be considered as substitutes for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. The use of EBITDA and Adjusted EBITDA has material limitations, including, among others, the following:

•

EBITDA and Adjusted EBITDA add back financial expenses, including interest expense. However, because we borrow money to finance some of our operations and capital expenditures, interest is a necessary and ongoing part of our costs.

•	EBITDA and Adjusted EBITDA add back income and social contribution taxes, but the payment of these taxes is a necessary and ongoing cost of our operations.

•

EBITDA and Adjusted EBITDA add back depreciation, amortization or depletion, but because we use property, plant and equipment to generate revenues in our operations, depreciation is a necessary and ongoing component of our costs.

•	Adjusted EBITDA adds back the other operating expenses set forth in the table below, and we may incur similar expenses in the future.

•	EBITDA and Adjusted EBITDA as calculated by us may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to our consolidated net income:

	Three Months Ended March 31,			Year Ended December 31,
	2013(a)	2013	2012	2012(a)	2012	2011	2010
	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)	(in millions of U.S.$)	(in millions of reais)	(in millions of reais)	(in millions of reais)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to BRF shareholders	178.0	358.5	153.2	403.8	813.2	1,367.4	804.1
(+) Income and social contribution taxes(b)	36.2	73.0	40.2	(1.1)	(2.3)	156.5	196.5
(+) Financial expenses, net	50.6	101.8	75.0	283.3	570.6	479.5	483.1
(+) Depreciation, amortization and depletion	134.3	270.5	237.6	480.0	966.7	886.3	780.0

EBITDA (unaudited)	399.1	803.8	506.0	1,166.1	2,348.2	2,889.7	2,263.7

(+) Other operating expenses(c)	29.0	58.3	32.0	172.5	347.3	365.9	374.8
(+) Equity interest in income of subsidiaries(d)	(3.7)	(7.4)	(5.7)	(11.1)	(22.4)	(9.0)	(4.4)
(+) Non-controlling shareholders(e)	(1.1)	(2.2)	(0.3)	3.7	7.4	(2.3)	0.9

Adjusted EBITDA (unaudited)	423.3	852.5	532.0	1,331.1	2,680.5	3,244.3	2,635.0

(a)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2013 of R$2.0138 = U.S.$1.00.

(b)	Includes deferred income and social contribution tax expense.

(c)	Represents expenses or income that we believe do not reflect the direct costs of our ongoing operations. Certain of these expenses do recur in successive periods, including:

•	costs incurred from losses or gains from sales of fixed assets;

•	provisions for penalties and contingencies;

•	costs incurred from idle facilities, or idling costs; and

•	costs related to employee profit sharing and officers’ bonuses.

We include provisions for penalties and contingencies in calculating Adjusted EBITDA because the amounts we record in any given period are unpredictable and vary according to the applicable stage of our legal and administrative proceedings. However, we expect to continue to record provisions for penalties and contingencies because we are involved in litigation in the ordinary course of our business. For more information about our litigation, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” in our 2012 Form 20-F.

We include idling costs in calculating Adjusted EBITDA because we do not view these costs as reflective of our production of products for sale and because we do not expect any given facility to remain idle in the long term. However, in the ordinary course of business, we incur idling costs when we find it necessary to strategically reduce production of a given product or for a given market and cannot redirect sales of that product or market to a different market, particularly when we encounter weak demand, low selling prices or other challenges for a given product or market.

We include profit sharing payments in calculating Adjusted EBITDA because we view our employees as stakeholders in our business and do not view these payments as direct costs of our operations. In addition, these payments vary according to our profits and are controlled by our board of directors. However, to the extent we record profits, we expect to record profit sharing payments in future fiscal periods.

Because costs of these types are an inevitable part of our business, you should not assume that we will be able to eliminate similar costs in future periods. In the periods set forth in the table above, our other operating results mainly include the following:

•

in the three months ended March 31, 2013, idling costs of R$8.9 million, losses on sales of fixed assets of R$5.6 million, employees’ profit sharing of R$34.7 million and other adjustments in the amount of R$9.1 million;

•	in the three months ended March 31, 2012, idling costs of R$20.0 million and employees’ profit sharing of R$17.0 million, partially offset by other adjustments in the amount of R$5.0 million;

•

in the year ended December 31, 2012, provisions for contingencies of R$19.7 million, employees’ profit sharing of R$111.4 million and idling costs of R$60.0 million, losses on sales of fixed assets of R$15.2 million, loss on the execution of the Performance Commitment Agreement (Termo de Compromisso de Desempenho, or “TCD”) of R$108.9 million, and other adjustments in the amount of R$32.1 million;

•

in the year ended December 31, 2011, provisions for contingencies of R$115.9 million, employees’ profit sharing of R$219.5 million and idling costs of R$65.9 million, partially offset by gains on sales of fixed assets of R$23.2 million and other adjustments in the amount of R$12.2 million; and

•

in the year ended December 31, 2010, idling costs of R$96.1 million, employees’ profit sharing of R$128.7 million, provision for contingencies of R$73.9 million, losses on sales of fixed assets of R$26.3 million and other adjustments in the amount of R$49.8 million.

(d)	Represents gains recorded relating to equity pick-up with respect to the net income of our jointly-controlled subsidiaries.

(e)	Represents net income attributable to non-controlling shareholders’ interests. We include net income attributable to non-controlling shareholders’ interests in calculating Adjusted EBITDA because we are not legally or contractually obligated to distribute this net income to the non-controlling shareholders in any specified period. However, this portion of our net income is not included in calculating our consolidated net income attributable to BRF shareholders in accordance with IFRS.

(4)	Net debt/Adjusted EBITDA calculations for March 31, 2013 and 2012 are calculated using Adjusted EBITDA figures for the twelve months ended March 31, 2013 and 2012, respectively.

(5)	Represents Adjusted EBITDA divided by net sales.

(6)	The number of employees includes permanent and temporary employees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements, our and unaudited interim consolidated financial statements. This discussion and analysis should also be read in conjunction with “Item 5: Operating and Financial Review and Prospects” in our 2011 Form 20-F.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Results of Operations

Business Segments and Product Lines

We report our results according to the following segments, divided according to the sales channel:

•	Domestic market, which includes our sales within Brazil, except for dairy products and sales to food services customers;

•	Export market, which includes our export sales and sales generated outside Brazil, except for dairy products and sales to food service customers;

•	Dairy products, which includes our sales of milk and dairy products, produced both domestically and abroad; and

•

Food service, which includes sales of all products in our portfolio, except for dairy products, in the domestic and export markets in the food service category, which includes fast food chains, restaurants, hotels and the institutional market.

Within these segments, we report net sales in important product categories, to the extent relevant to a given segment:

•	Poultry, consisting of frozen whole and cut chickens and other poultry sold in both our domestic and export markets and in our food service segment;

•	Pork and Beef, consisting of frozen pork cuts and beef cuts sold in both our domestic and export markets and in our food service segment;

•	Processed Food Products, sold in both our domestic and export markets and in our food service segment, such as the following:

•	marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

•	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

•	Other Processed Products, sold in both our domestic and export markets and in our food service segment:

•	frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods, including vegetables, cheese breads and pies;

•	juices, soy milk and soy juices; and

•	margarine;

•	Milk, consisting of both UHT and pasteurized milk sold in Brazil in our dairy products segment;

•	Other Dairy Products, such as flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts sold primarily in Brazil but also abroad in our dairy product segment; and

•	Other, such as soy meal, refined soy flour and animal feed sold in our domestic and export markets.

In the three months ended March 31, 2013, we generated 33.7% of our net sales from in natura poultry, 9.2% from in natura pork and in natura beef, 39.5% from processed meat products, 8.9% from dairy products, 5.1% from food service and 3.6% from other products. No single customer or economic group represented more than 5% of our net sales in the three-month period ended March 31, 2013.

In the domestic market, which accounted for 56.5% of our net sales in the three months ended March 31, 2013, we operate under such brand names as Sadia, Perdigão, Chester, Batavo, Elegê, Miss Daisy, Qualy and Becel (through a strategic joint venture with Unilever), which are among the most recognized names in Brazil. In our export markets, which accounted for the remaining 43.5% of our total net sales in the three months ended March 31, 2013, the leading brands were Perdix, Sadia, Hilal, Halal, Paty, Corcovado, Batavo, Fazenda, Borella and Confidence.

We export to more than 5,000 clients, primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In the three months ended March 31, 2013, our exports accounted for 43.5% of our net sales, of which exports (1) 34.1% were to the Middle East, (2) 19.4% were to the Far East, (3) 13.3% were to Europe, (4) 8.3% were to Eurasia (including Russia and Ukraine) and (5) the remaining 24.9% were to the Americas, Africa and other regions. In export markets, our leading brands are Perdix, Sadia, Hilal, Halal, Corcovado, Batavo, Fazenda, Borella and Confidence.

Results of Operations as a Percentage of Net Sales for the Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

The following table sets forth the components of our results of operations as a percentage of net sales for the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31,
	2013	2012
	(unaudited)
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(76.5)	(78.8)
Gross profit	23.5	21.2
Operating expenses:
Selling expenses	(13.9)	(15.0)
General and administrative expenses	(1.4)	(1.4)
Other operating expenses	(0.9)	(0.7)
Equity interest in income of affiliates	0.1	0.1

Operating income	7.4	4.2
Financial income (expenses), net	(1.4)	(1.2)
Income before taxes	6.0	3.0
Income and social contribution taxes	(1.0)	(0.6)

Net income	5.0	2.4
Attributable to:
BRF shareholders	5.0	2.4
Non-controlling interest	0.0	0.0

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•

ICMS Taxes — ICMS is a state value-added tax on our gross sales in the domestic market at a rate that varies by state and product sold. Our average ICMS tax rate for the three months ended March 31, 2013 was 10.2%.

•

PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes on our gross sales in the domestic market that we incurred at an average combined rate of 5.2% for both PIS and COFINS for the three months ended March 31, 2013. However, we currently benefit from a suspension of these taxes for in natura meat of pork, poultry and beef cuts as well as a zero tax rate for some dairy products.

•	Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013	2012	Change
	(in millions of reais)		(%)
	(unaudited)
Gross sales:
Domestic sales	3,757.5	3,572.8	5.2
Foreign sales	3,229.0	2,417.5	33.6
Dairy products	765.0	766.6	(0.2)
Food service	417.3	399.7	4.4

	8,168.8	7,156.6	14.1

Sales deductions
Domestic sales	(654.0)	(593.1)	10.3
Foreign sales	(136.2)	(58.4)	133.4
Dairy products	(117.4)	(121.1)	(3.1)
Food service	(52.3)	(46.9)	11.5

	(959.9)	(819.5)	17.2

Net sales
Domestic sales	3,103.5	2,979.7	4.2
Foreign sales	3,092.8	2,359.1	31.1
Dairy products	647.6	645.5	0.3
Food service	365.0	352.8	3.5

	7,208.9	6,337.1	13.8

We report net sales by segment. We report the following four segments: domestic market, export markets, dairy products and food services. Within these segments, we report a breakdown of net sales by the following product categories: (1) poultry (in natura whole poultry and cuts), (2) pork and beef cuts (in natura cuts), (3) processed food products (processed foods, frozen and processed derivatives of poultry, pork and beef), (4) other processed food products (processed foods like margarine and vegetable and soybean-based products), (5) milk (including pasteurized and ultra-high temperature, or “UHT,” milk), (6) other dairy products (foods milk derivatives, including flavored milk, yogurts, cheeses and desserts) and other beverages (including fruit- and soybean-based beverages) and (7) others (including animal feed, soy meal and refined soy flour).

Three Months Ended March 31, 2013 Compared with Three Months Ended March 31, 2012

The following provides a comparison of our results of operations for the three months ended March 31, 2013 against our results of operations for the three months ended March 31, 2012, based on our interim consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

As described in more detail below, our consolidated results of operations for the three months ended March 31, 2013 improved in comparison with the three months ended March 31, 2012, reflecting positive contributions of all segments of our business. Although in our export markets, we still see challenges in certain key markets, such as Japan and the Middle East, which continue to undergo a process of adjustment and normalization of inventory levels and merchandise flows, our results reflect the expected gradual recovery in this segment. At the same time, the performance of each of our domestic market, food service and dairy segments was positive in spite of weaker consumption in the Brazilian market in the first quarter of 2013.

Net Sales

Our net sales increased by R$871.8 million, or 13.8%, to R$7,208.9 million in the three months ended March 31, 2013 from R$6,337.1 million in the corresponding period in 2012, primarily due to organic growth, the incorporation of companies acquired in Argentina, especially Quickfood, and an expanded portfolio due to the launch of various products and categories initially designed to minimize the impact of asset transfers in the third quarter of 2012 in accordance with the TCD, the agreement signed with the CADE.

Domestic Market

Net sales in the domestic market increased by R$123.8 million, or 4.2%, to R$3,103.5 million in the three months ended March 31, 2013, from R$2,979.7 million in the corresponding period in 2012, primarily due to a 12.6% increase in average selling prices. Net sales increased primarily with respect to poultry, and, to a lesser extent, pork and beef and other products, while net sales of processed meats decreased. Such increases in net sales are mainly attributable to adjustments in pricing due to higher costs, especially for grains.

Sales volumes in the domestic market decreased by 45.8 thousand tons, or 7.5%, to 566.8 thousand tons in the three months ended March 31, 2013, from 612.6 thousand tons in the corresponding period in 2012, due to transfers and discontinuation of production in accordance with the TCD.

The following table provides a breakdown of changes in net sales and sales volumes in the domestic market.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2013	2012	Change	2013	2012	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Domestic Market
Meat:
In natura:
Poultry	392.9	273.0	43.9	71.8	66.1	8.5
Pork/Beef	224.4	207.9	8.0	30.3	32.8	(7.7)

Total meats (in natura)	617.3	480.9	28.4	102.1	98.9	3.2
Processed meats	2,229.4	2,318.0	(3.8)	349.1	435.2	(19.8)

Other	256.8	180.8	42.0	115.6	78.5	47.2

Total	3,103.5	2,979.7	4.2	566.8	612.6	(7.5)

The following table sets forth our average selling prices in the domestic market.

	Average Selling Prices
	Three Months Ended March 31,
	2013	2012	Change
	(in reais per kg)		(%)
Domestic Market	5.48	4.86	12.6

Export Markets

Net sales to our export markets increased R$733.7 million, or 31.1%, to R$3,092.8 million in the three months ended March 31, 2013, from R$2,359.1 million in the corresponding period in 2012. Performance of our poultry exports was generally favorable with the exception of Venezuela. With respect to pork exports, improved performance in smaller markets such as Angola and Singapore offset reduced sales to Russia and Ukraine, the leading markets for Brazilian pork. The three-month period ended March 31, 2013 was further characterized by events and market and economic conditions that negatively affected results in our export markets, including (1) logistical issues related to excess rainfall at ports located in the south of Brazil and a peak in shipments of grains through the port of Santos in the State of São Paulo, Brazil, (2) the prohibition by Ukraine on imports of Brazilian pork, (3) the slow recovery of the Japanese market and (4) excess volumes in the Venezuelan market.

During the first quarter of 2013, exports reached 602.1 thousand tons, a volume 4.1% higher than the first quarter of 2012. Equally, average prices also recovered, increasing by 25.9% in real terms.

The following table provides a breakdown of changes in net sales and sales volumes in our export markets.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2013	2012	Change	2013	2012	Change
	(in millions of reais, unless otherwise specified)		(%)	(in thousands of tons, unless otherwise specified)		(%)
	(unaudited)
Export Markets
In natura meat:
Poultry	2,039.6	1,538.2	32.6	428.1	436.9	(2.0)
Pork/Beef	436.1	412.2	5.8	66.9	67.6	(1.9)

Total in natura meat	2,475.7	1,950.4	26.9	495.0	504.5	(1.9)
Processed meats	613.7	408.7	50.2	103.0	73.9	39.3
Others	3.4	0.0	100.0	4.1	0.0	100.0

Total	3,092.8	2,359.1	31.1	602.1	578.4	4.1

The following table sets forth our average selling prices in our export markets.

	Average Selling Prices
	Three Months Ended March 31,
	2013	2012	Change
	(in reais per kg)		(%)
Export Markets	5.14	4.08	25.9

We reported the following performance in our main overseas markets:

Middle East — Our net sales increased 45.7%, although our sales volumes decreased 1.3% in the three months ended March 31, 2013 compared to the corresponding period in 2012. Important destinations for exports of chicken, such as Egypt and Iraq, continue to face challenges that have directly affected consumption. The Saudi Arabian market remained a stable market for our exports.

Far East — In Japan, local inventories of imported products appear stable. Consumption has moderated following the Chinese New Year and the outbreak of avian influenza in China and Taiwan. Our sales volumes increased 11.2% in 2012 compared to 2011, and our net sales increased 4.4% in 2012 compared to 2011. Our sales volumes decreased 11.2% in the quarter, but our net sales increased 7.6% in the three months ended March 31, 2013 compared to the corresponding period in 2012.

Europe — Trends in Europe in the first quarter of 2013 were similar to prior periods, with growth in chicken sales, though turkey sales remained challenging due to oversupply and weak consumption. Our sales volumes and net sales decreased 2.9% and 4.4%, respectively, in the three months ended March 31, 2013 compared to the corresponding period in 2012. We continue to focus on adding value, especially for our Plusfood line of products.

Eurasia — In March 2013, Ukraine suspended pork imports from Brazil alleging sanitary issues. On the other hand, Russia, the largest market in the region, exhibited market stability in the first quarter of 2013. Our net sales in Eurasia increased 58.3% on higher sales volumes of 36.1% in the three months ended March 31, 2013 compared to the corresponding period in 2012.

South America — Our net sales increased 77.4%, and our sales volumes increased 46.6% in the three months ended March 31, 2013 compared to the corresponding period in 2012 due to our acquisition of Quickfood, with its Paty brand, in Argentina in 2012.

Africa — In Africa, we launched a new line of Sadia-branded processed products in some of the principal markets in the region, such as Angola, Ghana and Mauritius. Our net sales grew 13.6% in spite of 8.1% lower sales volumes in the three months ended March 31, 2013 compared to the corresponding period in 2012.

Dairy Products

Net sales of dairy products increased by R$2.1 million, or 0.3%, to R$647.6 million in the three months ended March 31, 2013, from R$645.5 million in the corresponding period in 2012, despite a decrease in sales volumes of 16.5%, primarily in the fluid milk business, where sales volumes decreased due to our strategy for enhancing returns from the business by focusing on a higher value-added product mix and decreasing our dependence on UHT milk. We continue to seek to enhance the positioning of the Batavo brand in the market with the “thinking about your nature” campaign initiated in 2012. In addition, besides several launches of yogurt products, we introduced an innovative line of fruit juices under the Batavo Hidra brand. We launched the product line in the first quarter of 2013 in a test area, backed by an advertising campaign on broadcast TV channels, social media sites, leading news vehicles, as well as through tasting events. We are positioning Batavo Hidra as a differentiated product with milk whey nutrients that simultaneously refresh, provide nutrition and hydrate.

The following table provides a breakdown of changes in net sales and sales volumes of dairy products.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2013	2012	Change	2013	2012	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Dairy Products:
Dry division	380.2	382.6	(0.6)	160.5	192.3	(16.6)
Fresh and frozen division	251.3	251.1	0.1	46.1	59.2	(22.2)
Others	16.1	11.8	36.4	21.1	21.1	0.5

Total dairy products	647.6	645.5	0.3	227.7	272.6	(16.5)

The following table sets forth our average selling prices of dairy products.

	Average Selling Prices
	Three Months Ended March 31,
	2013	2012	Change
	(in reais per kg)		(%)
Dairy products	2.84	2.37	19.8

Food Service

Net sales in the food service segment increased by R$12.2 million, or 3.5%, to R$365.0 million in the three months ended March 31, 2013, from R$352.8 million in the corresponding period in 2012. Net sales increased due to 21.2% higher average selling prices, which were partially offset by a 14.7% decrease in sales volumes. The first quarter of 2013 was a challenging one for the food services market, as lower consumer confidence, inflation in food and beverage prices and greater personal debt levels led to increased consumption of meals at home and reported decreases in same store sales at certain fast food restaurants. In addition, this year’s Carnival holiday fell early in February, and consumers extended their summer vacations, negatively affecting revenues at food service establishments close to offices and business parks.

	Net Sales			Sales Volumes
	Three Months Ended March 31,			Three Months Ended March 31,
	2013	2012	Change	2013	2012	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
Food service	365.0	352.8	3.5	48.9	57.3	(14.7)

The following table sets forth our average selling prices in our food service segment.

	Average Selling Prices
	As of March 31,
	2013	2012	Change
	(in reais per kg)		(%)
Food service	7.47	6.16	21.2

Cost of Sales

Cost of sales increased 10.4% to R$5,512.0 million in the three months ended March 31, 2013 from R$4,993.6 million during the corresponding period in 2012. The increase in cost of sales occurred primarily due to (1) a spike in the cost of raw materials, especially in the price of corn in the fourth quarter of 2012 due to the hiatus between crops in Brazil, which was reflected in the average cost of production of in natura products in the first quarter of 2013, particularly for poultry and pork for export, (2) an increase in items whose cost varies with foreign exchange rates, including packaging, freight and vitamins, (3) our adjustment of production lines and productivity following asset transfers in accordance with the TCD and (4) the application of the new freight regulations under Brazilian law No. 12,619, dated as of April 30, 2012, also known as the “truck drivers’ law.”

Gross Profit

Gross profit increased 26.3% to R$1,696.9 million in the three months ended March 31, 2013 from R$1,343.5 million in the corresponding period in 2012. Our cost of sales rose at a lesser rate than our net sales, leading to an improved gross margin. Our gross profit was 23.5% of net sales in the three months ended March 31, 2013, compared to 21.2% in the corresponding period in 2012. The gain in gross margin reflects the success in the management of measures adopted for repositioning our retail operations in the light of the TCD, savings in production costs and the gradual improvement shown in the leading international markets.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 6.3% to R$1,104.8 million in the three months ended March 31, 2013 from R$1,039.1 million in the corresponding period in 2012. Selling expenses increased only 5.1% in spite of a 13.8% increase in net sales. The increase was due to investments in the development of new lines and products, product launches and marketing campaigns and to the impact of new freight regulations involving the truck drivers’ law described above, which increased variable selling expenses on transportation logistics. Administrative expenses were 1.4% of net sales, a higher percentage than in the corresponding period in 2012 and representing an increase of 20.2% over the first quarter of 2012 due to necessary non-recurring expenditures on the implementation of projects.

Other Operating Expenses

Other operating expenses increased 62.6% to R$68.3 million in the three months ended March 31, 2013 from R$42.0 million in the corresponding period in 2012 due to the pre-operational costs of new industrial units, insurance claims and provisions for tax contingencies. Profit sharing expenses are also classified under this item and recorded an increase in light of improved operating results.

Operating Income

Operating income before financial expenses (income) increased 98.1% to R$531.1 million in the three months ended March 31, 2013 from R$268.1 million in the corresponding period in 2012, representing an operating margin of 7.4% of net operating revenue over the 4.2% recorded in the same period 2012. The increase of 3.2 percentage points reflects the improvement in performance of all four segments: domestic market, food service, exports and dairy products, including decreases in production costs for those segments.

The table below sets forth our operating income on a segment basis:

	Operating Income by Segment
	Three Months Ended March 31,
	2013	2012	Change
	(in millions of reais)		(%)
	(unaudited)
Domestic market	416.8	284.2	46.7
Export markets	34.5	(54.1)	n.m.
Dairy products	28.8	(0.8)	n.m.
Food service	51.0	38.8	31.4

Total	531.1	268.1	98.1

n.m.	= not meaningful

In our domestic market, our operating results were R$416.8 million, a 46.7% increase, representing an operating margin of 13.4% compared to 9.5%, a gain of 3.9 percentage points. The operating gain in the domestic market accounted for 78.5% of the consolidated results for the three months ended March 31, 2013 and was primarily due to the repositioning of categories and domestic market lines, which included specialty meats and frozen meats and ready-to-eat dishes, as well as the launch of special poultry cuts, which added 8.4% to the operating results in our domestic market. In our export markets and dairy products segments, we returned to positive operating income for the reasons described above. In our food services segment, profitability improved with a gain of 3.0 percentage points in the operating margin to 14.0% for the three months ended March 31, 2013 due to a realignment of the price-cost ratio of items sold.

Financial Income (Expenses), net

Financial income (expenses), net was R$(101.8) million in the three months ended March 31, 2013, representing a 35.8% increase from R$(75.0) million in the corresponding period in 2012, primarily due to the increase in interest due to higher gross debt and a reduction in remuneration on cash investments denominated in reais.

In light of the high level of exports, we enter into transactions with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), we use financial derivatives (for example, non-deliverable forwards) and non-derivative financial instruments (for example, foreign currency debt) for hedging purposes and to eliminate the related unrealized foreign exchange rate variations from the income statement (under the financial expenses line). As of March 31, 2013, our non-financial derivative instruments designated as hedge accounting instruments to cover foreign exchange risks amounted to U.S.$533 million, reducing our book currency exposure by the same value. In addition, our financial derivative instruments designated as hedge accounting instruments, applying the concept of a cash flow hedge for coverage of highly probable exports, totaled U.S.$966 million plus €150 million plus £43.3 million and contributed directly to a reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was recorded in shareholders’ equity, avoiding an impact on financial expenses.

Income Tax and Social Contribution

Income tax and social contribution was R$73.0 million in the three months ended March 31, 2013, representing a 81.6% increase as compared to R$40.2 million in the corresponding period in 2012. Our income tax and social contribution in the first quarter of 2013 was 17% of our pre-tax results for the quarter.

Net Income

For the reasons described above, net income attributable to BRF shareholders was R$358.5 million in the three months ended March 31, 2013, representing a 134.0% increase as compared to R$153.2 million for the corresponding period in 2012. Our net margin for the three months ended March 31, 2013 was 5.0%, representing a 2.6 basis point increase as compared to our net margin of 2.4% for the corresponding period of 2012.

Liquidity and Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

For a description of our cash flows for the year ended December 31, 2012, see “Item 5: Operating and Financial Review and Prospects — Liquidity and Capital Resources” in our 2012 Form 20-F.

Cash Flows from Operating Activities

We recorded net cash flows from operating activities of R$546.4 million in the three months ended March 31, 2013, compared to net cash flows from operating activities of R$613.6 million in the corresponding period in 2012. Our operating cash flow for the three months ended March 31, 2013 reflects net income attributable to BRF shareholders of R$358.5 million, net non-cash adjustments of R$424.0 million and net changes in operating assets and liabilities of R$236.1 million. The net changes in operating assets and liabilities in the three months ended March 31, 2013 included a decrease in trade accounts receivable of R$128.9 million due to the collection of holiday sales from December 2012 and redemptions of trading securities of R$68.7 million mainly used for capital expenditures and debt payments, which were more than offset by a decrease in inventories of R$169.7 million, interest paid in the amount of R$129.4 million and a decrease in trade accounts payable of R$121.3 million.

Cash Flows Used in Investing Activities

We recorded R$602.6 million in net cash flows used in investing activities in the three months ended March 31, 2013, compared to R$586.6 million in the corresponding period in 2012. In the three months ended March 31, 2013, our cash used in investing activities consisted primarily of (1) capital expenditures on property, plant and equipment in the amount of R$419.0 million, mainly attributable to construction in progress, including expansion of industrial units, in the total amount of R$255.5 million, and buildings and improvements of R$118.4 million and (2) the acquisition and formation of breeding stock of R$121.4 million.

Cash Flows Used in Financing Activities

We recorded net cash flows used in financing activities of R$474.2 million in the three months ended March 31, 2013, compared to R$163.6 million provided by financing activities in the corresponding period in 2012. In the three months ended March 31, 2013, we received proceeds from loans and financings in the amount of R$298.1 million, which was more than offset by repayments of debt totaling R$602.1 million and interest payments on shareholders’ equity in the amount of R$174.7 million related to the 2012 fiscal year.

Debt

Our principal debt instruments as of December 31, 2012 are described below. The descriptions below update and supersede the descriptions set forth in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Debt” in our 2012 Form 20-F. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 19 to our audited consolidated financial statements included in our 2012 Form 20-F and Note 18 to our unaudited interim consolidated financial statements included in the Interim Financial Statement Form 6-K.

	Short-Term Debt as of December 31, 2012	Long-Term Debt as of December 31, 2012	Total Debt as of December 31, 2012	Total Debt as of December 31, 2011
	(in millions of reais)
BNDES FINEM, other secured debt and development bank credit lines	418.2	972.4	1,390.6	1,441.4
Export credit facilities	15.2	1,032.9	1,048.1	737.1
Working capital facilities	1,243.3	1.5	1,244.8	954.9
Sadia PESA loan facility	2.9	191.0	193.9	181.5
Other	—	12.4	12.4	14.9
Local currency	1,679.6	2,210.2	3,889.8	3,329.8

Export credit facilities	445.8	1,245.8	1,691.6	2,506.1
Bonds	58.9	3,548.6	3,607.5	1,903.7
BNDES, FINEM, other secured debt and development banks credit lines	51.3	58.1	109.5	160.0
ACC /ACE pre-export loans	102.2	—	102.2	150.1
Working capital facilities	103.0	14.8	117.8	3.9

Foreign currency	761.2	4,867.3	5,628.5	4,723.8

Total	2,440.8	7,077.5	9,518.3	8,053.5

Local Currency Debt

BNDES FINEM, Other Secured Debt and Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations to BNDES, including loans under its FINEM program in the amount of R$794.6 million as of December 31, 2012. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2013 through 2018. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin.

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from government-sponsored funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador), the Constitutional Fund for Financing in the Midwest (Fundo Constitucional de Financiamento de Centro-Oeste) and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste, or “FNE”)) in the amount of R$364.2 million as of December 31, 2012. These securities have maturity dates of up to five years, except that the industrial credit notes with respect to the FNE mature in 2023. These securities are secured by liens on machinery and equipment and real estate mortgages.

FINEP Financing. We obtained certain financing from Financiadora de Estudos e Projetos (“FINEP”), a public financing company under the Ministry of Science, Technology and Innovation. The outstanding debt under these credit lines as of December 31, 2012 was R$141.0 million.

The other amounts set forth in the line “BNDES FINEM, other secured debt and development bank credit lines — Local currency” of the table above consist of secured finance leases and a small amount of funding obtained through the government-sponsored Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or “FINAME”).

Export Credit Facilities

Export Credit Notes. We had outstanding export credit notes in reais in the amount of R$713.7 million as of December 31, 2012. These notes bear interest at the CDI rate plus a margin and mature on various dates from 2014 to 2016.

BNDES Facilities — Exim. We have credit lines from BNDES to finance exports, with several commercial banks acting as intermediaries. The outstanding amount of debt on these credit lines as of December 31, 2012 was R$334.4 million. Such funds are indexed to the TJLP plus a margin and mature in 2014. Settlement occurs in local currency without the risk associated with exchange rate variations.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,243.4 million as of December 31, 2012 with several commercial banks under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

Sadia PESA Loan Facility

PESA. We are party to a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$193.9 million as of December 31, 2012, subject to the variation of the IGP-M as of December 31, 2012, plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Other Local Currency Financings

State Tax Incentive Financing Programs. We also had R$12.4 million outstanding as of December 31, 2012 under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

Foreign Currency Debt

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$907.3 million as of December 31, 2012. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates varying from 2013 to 2019. Interest under these export prepayment facilities accrues at the LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders based on exports of our products to specific customers. The covenants under these agreements include limitations on liens and mergers.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$596.2 million as of December 31, 2012. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from one year to six years. These facilities bear interest at LIBOR plus a margin, payable quarterly, semiannually or annually. The proceeds from these facilities are used to import raw materials or for other working capital needs. The principal covenants under these agreements include limitations on mergers and sales of assets.

Export Credit Notes. We had outstanding export credit notes in U.S. dollars in the amount of R$206.8 million as of December 31, 2012. These notes bear interest at LIBOR plus a margin and variations in the exchange rate and mature on various dates from 2015 to 2016.

Bonds

BRF Notes. In June 2012, we issued senior notes in the aggregate amount of U.S.$500.0 million. The bonds bear interest at a rate of 5.875% per year and mature on June 6, 2022. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions and certain mergers and consolidations. Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions.

BFF Notes. In January 2010, we, through our subsidiary BFF International Limited, issued senior notes in the aggregate amount of U.S.$750.0 million. The bonds are guaranteed by us, bear interest at a rate of 7.250% per year and mature on January 28, 2020. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

Sadia Bonds. In May 2007, Sadia Overseas issued bonds in the aggregate amount of U.S.$250.0 million. The bonds are guaranteed by BRF, bear interest at a rate of 6.875% per year and mature on May 24, 2017. The bonds contain certain covenants, including limitations on liens, sale-leaseback transactions, certain mergers and consolidations, and transactions with affiliates.

BNDES FINEM, Other Secured Debt and Development Bank Credit Lines

BNDES FINEM Financing in UMBNDES. The amounts set forth in the table above under “BNDES FINEM, other secured debt and development bank credit lines — Foreign currency” primarily consist of financing totaling R$105.9 million linked to the Unidade Monetária BNDES, or “UMBNDES,” basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. These loans are, in most cases, secured by equipment and facilities. The covenants under these agreements include limitations on indebtedness, liens, and mergers and sales of assets.

ACC/ACE Pre-Export Loans

ACCs and ACEs. We obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or “ACCs,” and export loans known as Advances on Exchange Delivered (Adiantamentos sobre Câmbios Entregues), or “ACEs.” Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$102.2 million as of December 31, 2012. Our ACCs and ACEs bore interest at an average rate of 0.6% as of December 31, 2012.

Working Capital Facilities

Foreign Currency Working Capital Facilities. We have outstanding financing under credit lines from financial institutions used primarily for working capital and financing imports by our subsidiaries in Argentina. These obligations are denominated in Argentine pesos and U.S. dollars and generally mature within one year.

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, on April 27, 2012 we and our subsidiaries Perdigão International Ltda. and Perdigão Europe — Sociedade Unipessoal Lda. entered into a U.S.$500 million, 3-year revolving credit facility with two tranches (U.S. dollar and euro), with a syndicate of nineteen banks. Borrowing under this revolving credit facility accrues interest at an annual rate of LIBOR plus a spread ranging from 1.6% to 2.5% depending on our credit ratings. As of the date hereof, we have not made any borrowings under this revolving credit facility.

Derivatives

We enter into foreign currency exchange derivatives under which we had exposure of R$220.2 million as of December 31, 2012. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currency. Their maturity dates vary from 2012 through 2019. These transactions do not require any guarantees and follow the rules of the São Paulo Stock Exchange or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11— Quantitative and Qualitative Disclosures About Market Risk” in our 2012 Form 20-F.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on indebtedness, mergers and sales of assets, and transactions with affiliates. At March 31, 2013, we were in compliance with the covenants contained in our debt instruments.

Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

Business and Industry Updates

Industry Update for the Three Months Ended March 31, 2013

Domestic Market

Brazilian consumer confidence has been at its lowest levels in three years, principally due to the overall Brazilian inflation rate. In the three months ended March 31, 2013, the overall inflation rate was 1.93%, compared to 1.22% in the three months ended March 31, 2012.

Export Markets

The information set forth in this “Export Markets” subsection relates to Brazilian exports as a whole and not only to exports of our company.

In the three months ended March 31, 2013, there was a decline in the volume of Brazilian pork and chicken exports compared to the corresponding period in 2012. However, beef exports in the three months ended March 31, 2013 increased in both volume and revenue. Markets with the greatest increase in volumes were Russia, Venezuela and Chile.

Chicken — Export volumes of Brazilian chicken declined 7.5%, to 901 thousand tons, in the three months ended March 31, 2013, compared to the corresponding period in 2012. In revenue terms, however, there was a 2.2% increase compared to the corresponding period in 2012.

•

Middle East — Export volumes of Brazilian chicken to the United Arab Emirates declined by 11.3% compared to the corresponding period in 2012. However, volumes to the Middle East as a whole increased by 10.2% compared to the corresponding period in 2012, with volumes to Saudi Arabia increasing by 28.2%.

•

Far East — Export volumes of Brazilian chicken to Asia as a whole declined by 14.4% compared to the corresponding period in 2012, with Hong Kong showing declines in volume of 31.2%. However, volumes to Japan increased by 16.7% compared to the corresponding period in 2012.

•	Africa — Export volumes of Brazilian chicken to South Africa declined by 8.3% compared to the corresponding period in 2012, in spite of an end to anti-dumping measures in this market.

Pork — Export volumes of Brazilian pork declined 2.9%, to 120 thousand tons, in the three months ended March 31, 2013, compared to the corresponding period in 2012. In revenue terms, however, there was a 0.9% increase compared to the corresponding period in 2012.

•	Far East — Export volumes of Brazilian pork to Hong Kong declined by 27.0% compared to the corresponding period in 2012.

•

Eurasia — Out of the ten leading importers of Brazilian pork, export volumes increased only to Russia (95%). Export volumes of pork to the Ukraine declined 6% compared to the corresponding period in 2012. In March 2013, the Ukraine temporarily suspended shipments from Brazil alleging sanitary problems.

Beef — Export volumes of Brazilian beef increased 25.5%, to 324 thousand tons, in the three months ended March 31, 2013, compared to the corresponding period in 2012. In revenue terms, there was an 18.9% increase compared to the corresponding period in 2012.

Production

We produced a total volume of 1.3 million tons of food in the three months ended March 31, 2013, a volume decline of 9.1% compared to the corresponding period in 2012. We adjusted our meat production segment in light of the implementation of the TCD and a reduction in the output of UHT milk. Production at Quickfood in Argentina, was consolidated in July 2012 and recorded in our overall numbers for meat and other processed products.

The volume of poultry slaughtered declined by 22 million heads, or 5.0%, to 442 million heads in the three months ended March 31, 2013, from 464 million heads in the corresponding period in 2012. The volume of pork/beef slaughtered declined by 439 million heads, or 15.0%, to 2,475 million heads in the three months ended March 31, 2013, from 2,914 million heads in the corresponding period in 2012. The volume of meats, dairy products and other processed products declined by 59 thousand tons, 59 thousand tons and 17 thousand tons, respectively, or 5.0%, 23.0% and 13.0%, respectively, in the three months ended March 31, 2013, from the corresponding period in 2012. The volume of feed and premix declined by 209 thousand tons, or 7.0%, to 2,740 thousand tons in the three months ended March 31, 2013, from 2,949 thousand tons in the corresponding period in 2012.

	For the Three Months Ended March 31,
	2013	2012	Change (%)
Poultry slaughtered (million heads)	442	464	(5)
Pork/beef slaughtered (thousand heads)	2,475	2,914	(15)
Production (thousand tons)
Meats	1,026	1,085	(5)
Dairy products	198	257	(23)
Other processed products	114	131	(13)
Feed and premix (thousand tons per period)	2,740	2,949	(7)

We launched a total of 58 new products during the first quarter of 2013 as part of our efforts to expand our portfolio, reposition our brands and categories and create value-added products. The breakdown of new product launches by segment was as follows: food service — 8; domestic market — 8; exports — 30; and 12 in the dairy product segment.

The license agreement for use of the Turma da Mônica brand expired on March 31, 2013, and we do not expect to renew it.

Marketing and Distribution

Perdigão Brazil Cup

In March 2013, we signed an agreement to sponsor the Brazil Cup. As the official sponsor of the Brazil Cup — the second most important tournament in the country — it will be known as the Perdigão Brazil Cup for the next three years.

Distribution Channels

We distribute our products through various distribution channels, including: retail, wholesale, institutional and supermarkets. In the three months ended March 31, 2013, 15.7% of our products were distributed through retail channels, 24.3% through wholesale channels, 6.9% through institutional channels and 53.1% through supermarket channels. In the three months ended March 31, 2012, 17.5% of our products were distributed through retail channels, 19.4% through wholesale channels, 8.7% through institutional channels and 54.4% through supermarket channels.

Management

Board of Directors

Our board of directors provides our overall strategic direction. Our by-laws also provide for alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20.0% of the members of our board of directors are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term. At the general shareholders’ meeting held April 9, 2013, our shareholders approved an increase in the size of the board of directors from nine to 11 members.

At the shareholders’ meeting on April 9, 2013, Abilio Diniz was elected as the new Chairman of our Board of Directors, Sérgio Rosa was elected as the new Vice Chairman of our Board of Directors, and Carlos Fernando Costa was elected as a new board member. In addition, Eduardo Rossi was elected as alternate to Abilio Diniz; Mauro José Periotto was elected as alternate to Paulo Assunção de Sousa; Sérgio Schwartz was elected as alternate to Décio da Silva; Manuela Cristina Lemos Marçal was elected as alternate to Luis Carlos Fernandes Afonso; Helena Kerr do Amaral was elected as alternate to Carlos Fernando Costa; Daniel Arduini Cavalcanti de Arruda was elected as alternate to José Carlos Reis de Magalhães Neto; and Fernando Shayer was elected as alternate to Pedro de Andrade Faria.

In the same annual shareholders’ meeting, Paola Rocha Ferreira was elected as alternate to Susana Hanna Stiphan Jabra in our Fiscal Council.

The following table sets forth information with respect to our current directors and alternate directors.

	Director/Alternate
Name	Position	Since	Age
Abilio Diniz(1)	Chairman	April 9, 2013(2)	76
Eduardo Rossi(1)	Alternate	April 9, 2013(2)	41
Sérgio Rosa(1)	Vice Chairman	April 9, 2013(2)	53
Heloisa Helena Silva de Oliveira	Alternate	August 23, 2012	57
Paulo Assunção de Sousa	Board Member	April 29, 2011	59
Mauro José Periotto	Alternate	April 9, 2013(2)	61
Décio da Silva(1)	Board Member	April 12, 2007	56
Sérgio Schwartz(1)	Alternate	April 9, 2013(2)	52
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	52
Manuela Cristina Lemos Marçal	Alternate	April 9, 2013(2)	39
Carlos Fernando Costa	Board Member	April 24, 2012	47
Helena Kerr do Amaral	Alternate	April 9, 2013(2)	57
Luiz Fernando Furlan(1)	Board Member	July 8, 2009	66
Roberto Faldini(1)	Alternate	July 8, 2009	64
Manoel Cordeiro Silva Filho(1)	Board Member	April 12, 2007	59
Maurício da Rocha Wanderley	Alternate	April 12, 2007	43
Walter Fontana Filho(1)	Board Member	July 8, 2009	59
Eduardo Fontana d’Avila(1)	Alternate	July 8, 2009	59
José Carlos Reis de Magalhães Neto(1)	Board Member	April 29, 2011	34
Daniel Arduini Cavalcante Arruda(1)	Alternate	April 9, 2013(2)	34
Pedro de Andrade Faria(1)	Board Member	April 29, 2011	38
Fernando Shayer(1)	Alternate	April 9, 2013(2)	39

(1)	Independent member (as defined in the Brazilian Novo Mercado rules).

(2)	Not previously elected as directors or alternate to BRF’s board of directors.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current and potential directors (not including alternates).

Abilio Diniz — Chairman of the board of directors. Mr. Diniz graduated in Business Administration from Fundação Getúlio Vargas and also pursued study programs at Columbia University in the City of New York and the University of Dayton in Ohio. He has spent his professional career at Grupo Pão de Açúcar, starting as a sales manager and rising to his current position as Chairman of the Board of Directors. As Executive Chairman, he was responsible for implementing the policies of corporate governance and professionalization of Grupo Pão de Açúcar. Mr. Diniz was one of the founders of the São Paulo state supermarkets association (Associação Paulista de Supermercados, or APAS) and the Brazilian federal supermarkets association (Associação Brasileira de Supermercados, or ABRAS). He was also, for approximately ten years, a member of the CMN. Mr. Diniz is also a member of the Brazilian Government’s Conselho de Desenvolvimento Econômico e Social, or CDES.

Sérgio Rosa — Vice Chairman of the board of directors. Mr. Rosa is a journalist who graduated from the Escola de Comunicação e Artes da Universidade de São Paulo. Mr. Rosa was the Chairman of the Board of Directors of Vale S.A. from 2003 to 2010. During the same period, Mr. Rosa was also President of Valepar S.A. and Litel Participações S.A. Mr. Rosa was previously a member of the Board of Directors of Brasil Telecom S.A. and of Sauípe S.A., and the Investment Director of ABRAPP. Mr. Rosa is also a member of CDES, founder and member of the Board of Directors of Principles for Responsible Investment Program, or PRI, established by the UN. Mr. Rosa served as Director of the Bank Employees Union of the State of São Paulo, President of the National Confederation of Bank Treasury and Latin American Confederation of Bank Employees. Mr. Rosas was Alderman of the City of São Paulo between 1994 and 1996. Mr. Rosas is currently a member of the Board of Directors of America Latina Logistica S.A. Mr. Rosa was nominated to stand for election to our board of directors by our shareholder PREVI. Mr. Rosa qualifies as an independent director under the Brazilian Novo Mercado rules.

Paulo Assunção de Sousa — Vice Chairman of the Board of Directors. Mr. de Sousa has a law degree from the University of São Paulo, USP. He is the former President of Brasilcap-Cap SA and the former director of the Syndicate of São Paulo Bank. Mr. de Sousa has experience serving as a director of several companies, including Usiminas. Mr. de Sousa was nominated to stand for election to our board of directors by our shareholder PREVI.

Décio da Silva — Board member. During his career, Mr. Silva was production officer, regional officer, sales officer and Chief Executive Officer of Weg S.A., of which he is currently the Chairman of the Board of Directors. Mr. Silva graduated with a degree in mechanical engineering from Universidade Federal de Santa Catarina (UFSC), and degree in business administration from the Higher Educational School of Administration and Management of UDESC, and he has enrolled in a graduate program in business administration at Fundação Dom Cabral. Mr. Silva qualifies as an independent director under the Brazilian Novo Mercado rules.

Luis Carlos Fernandes Afonso — Board member. He graduated from Pontificia Universidade Católica de São Paulo (PUC-SP) with a master’s degree in Economics at Instituto de Estudos e Pesquisas Econômicas (IEPE) / Universidade Rio Grande do Sul and a postgraduate degree in Environmental and Economic Development at Universidade de Campinas (UNICAMP). He is the President of the Center for the Study of Public Policy of the Universidade de Campinas (UNICAMP) and a researcher at Campinas Foundation of Economics. He is also a Member of the Board of Directors of Iguatemi S.A. and Romi S.A. He was Finance Secretary at the Municipal Governments of São Paulo, Campinas and Santo André in the State of São Paulo. Mr. Afonso was nominated to stand for election to our board of directors by our shareholder PETROS.

Carlos Fernando Costa — Board member. Mr. Costa has a bachelors degree in math from Universidade Federal de Uberlândia, a bachelors degree in business from the Universidade Iberoamericana, and a masters degree in Financial Management from Universidade Metodista. Mr. Carlos is Chief Financial Officer and Investment and Executive Manager Investment Planning and Market Operations of Fundação Petrobras de Seguridade Social, or PETROS. Mr. Costa participates in various committees of PETROS, and is the Coordinator of the Technical Committee of ABRAPP. Mr. Costa was nominated to stand for election to our board of directors by our shareholder PETROS.

Luiz Fernando Furlan — Board member. Mr. Furlan was a Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. Previously, he was Chairman of the Board of Directors of Sadia from 1993 to 2002, where he had worked since 1976. He also served on the boards of international corporations, such as Panamco (Pan American Beverages, Inc. — U.S.) from 1994 to 1998. He joined the advisory councils of IBM — Latin America, Embraco S.A. (Brasmotor — Brazil) and ABN Amro Bank (Brazil) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies); Co-President of the MEBF (Mercosur-European Union Business Forum); and Vice President of FIESP (São Paulo Entrepreneurs Association). At present, he is also Chairman of Amazonas Sustainability Foundation and a member of the boards of Redecard S.A., Amil Participações S.A., Telecomunicações de São Paulo S.A. — Telesp and Telefónica S.A. (Spain) and a member of the International Advisory Boards of Panasonic (Japan) and McLarty Associates (U.S.). He graduated with a degree in chemical engineering and in business administration with a specialization in financial management. Mr. Furlan qualifies as an independent director under the Brazilian Novo Mercado rules.

Manoel Cordeiro Silva Filho — Board member. Mr. Silva Filho has 32 years of experience at Companhia Vale do Rio Doce, was an investment and finance officer of VALIA and was a coordinator of the National Investment Committee of Associação Brasileira das Entidades Fechadas de Previdência Complementar, or ABRAPP. Mr. Silva Filho holds a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, a post-graduation qualification in economic engineering from Faculdade Estácio de Sá, Rio de Janeiro and an MBA in finance from IBMEC. Mr. Silva Filho was nominated to stand for election to our board of directors by our shareholder VALIA. Mr. Silva Filho qualifies as an independent director under the Brazilian Novo Mercado rules.

Walter Fontana Filho — Board member. Mr. Fontana Filho was the Chief Executive Officer of Sadia from 1994 to 2005, with previous experience as Commercial Vice President Director and Domestic Commercial Director. Member of the Board of Directors of the newspaper O Estado de São Paulo since 1999, Member of the Board of Directors of ALGAR — Algar S.A. Empreendimentos e Participações since 2005, Member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. since 2007. He was Chairman of the Board and Chief Executive Officer of Sadia S.A. Mr. Fontana holds undergraduate and graduate degrees in Economics from Pontifícia Universidade Católica de São Paulo (PUC-SP), with a specialization in Business Marketing from Fundação Getúlio Vargas. Mr. Fontana Filho qualifies as an independent director under the Brazilian Novo Mercado rules.

José Carlos Reis de Magalhães Neto — Board member. Mr. Magalhães Neto has a degree in business administration from Fundação Getúlio Vargas. He is the founder, Chief Executive and Investment Officer and Chairman of the board of directors of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Marisa Lojas S.A. Mr. Magalhães Neto was nominated to stand for election to our board of directors by our shareholder Tarpon Investimentos S.A. Mr. Magalhães Neto qualifies as an independent director under the Brazilian Novo Mercado rules.

Pedro de Andrade Faria — Board member. Mr. de Andrade Faria has a degree in business administration from Fundação Getúlio Vargas and a master’s in business administration from the University of Chicago. He is a member of the board of directors and executive vice-president of Tarpon Investimentos S.A. In addition, he serves as member of the board of directors of Arezzo Indústria e Comércio S.A., Companhia de Gás de São Paulo – Comgás, Cremer S.A. and Omega Energia Renovável S.A. Mr. de Andrade Faria was the Chief Financial and Investor Relations Officer of Brasilagro. Mr. de Andrade Faria was nominated to stand for election to our board of directors by our shareholder Tarpon. Mr. de Andrade Faria qualifies as an independent director under the Brazilian Novo Mercado rules.

Board of Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer, a chief financial officer, an investor relations officer and up to twelve additional members, each with the designation and duties assigned by our board of directors.

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. On April 26, 2013, all of the then-serving executive officers were reappointed by our board of directors for another two-year term. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings, whenever called by our Chief Executive Officer.

The following table sets forth information with respect to our executive officers.

Name	Position Held	Current Position Held Since	Age
José Antonio do Prado Fay	Chief Executive Officer	October 28, 2008	59
Leopoldo Viriato Saboya	Chief Financial, Administrative and Investor Relations Officer	June 26, 2008	37
Antonio Augusto de Toni	Executive Officer	April 26, 2007	49
Giberto Antonio Orsato	Executive Officer	April 26, 2007	51
Ely David Mizrahi	Executive Officer	March 22, 2010	49
José Eduardo Cabral Mauro	Executive Officer	March 22, 2010	49
Luiz Henrique Lissoni	Executive Officer	September 23, 2010	54
Nelson Vas Hacklauer	Executive Officer	May 31, 1995	61
Nilvo Mittanck	Executive Officer	April 26, 2007	51
Wilson Newton de Mello Neto	Executive Officer	September 23, 2010	41

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers.

José Antonio do Prado Fay — Chief Executive Officer. Mr. Fay studied Mechanical Engineering at the Universidade Federal do Rio de Janeiro (UFRJ), and received a postgraduate degree in industrial systems at COPPEAD — Universidade Federal do Rio de Janeiro (UFRJ) — Petrobrás. He became CEO at Perdigão in October 2008, having held the position of director-general for the Perdigão Business Unit. He has held various posts at leading companies such as Petrobrás, the Bunge Group, Santista Alimentos, Batávia and Electrolux.

Leopoldo Viriato Saboya — Chief Financial, Administrative and Investor Relations Officer. Mr. Saboya is an agricultural engineer with a Master’s degree in Economics from Universidade de São Paulo (USP). He has worked in Perdigão since 2001, over which time he has accumulated broad experience in strategic planning, corporate finance, investor relations, capital markets, mergers and acquisitions, project finance, budgeting, accounting and risk management. He took over as the Company’s Chief Financial Officer in 2008. Currently he is in charge of the following group areas: Treasury, Investor Relations, Accounting, Tax Planning, IT, Shared Service Center, Risk Management, Mergers and Acquisitions, and Strategic Planning.

Antonio Augusto de Toni — Export Market Executive Officer. Mr. Toni was manager and foreign trade director at Chapecó Food Company and executive director at Chapecó Trading S.A. at Perdigão. He took over as General Officer of the Perdix Business position in April 2007. He has a degree in Foreign Trade Administration from the Universidade do Vale do Rio dos Sinos with a specialization in Marketing Administration, International Administration and Corporate Finance. He also has an MBA in Agribusiness from the Faculdade de Economia, Administração e Contabilidade (FEA), da Universidade de São Paulo (USP).

Giberto Antonio Orsato — Human Resources Executive Officer. Mr. Orsato graduated from Universidade do Oeste de Santa Catarina (UNOESC), with a specialization in Entrepreneurial Management. He also received a degree in Business Management — STC from the Fundação Dom Cabral and Kellog Business School and he received an MBA in Business Administration from Universidade de São Paulo (USP). He joined BRF in 1987, where he worked in the Slaughtering Plants’ managerial area and Operations Management until being appointed to head the Human Resources area.

Ely David Mizrahi — Food Service Executive Officer. Mr. Mizrahi is a former president and partner of the Miss Daisy Company and joined Sadia after Miss Daisy Company was acquired by Sadia. He has worked for nine years in the Marketing and Commercial departments, having been appointed to the current position in 2008. He graduated from Fundação Armando Álvares Penteado (FAAP), specialist in Business Management — STC from the Fundação Dom Cabral and Kellogg Graduate School of Management.

José Eduardo Cabral Mauro — Domestic Market Executive Officer. Mr. Mauro graduated as a production engineer from Universidade de São Paulo (USP), and obtained a post-graduate degree from Harvard University. Previously, he worked for 20 years at Unilever and three years at Wal-Mart. He joined Sadia in 2009.

Luiz Henrique Lissoni — Supply Chain Executive Officer. Mr. Lissoni holds a degree in Economics and an MBA in Business Management from the Universidade de São Paulo (USP). Mr. Lissoni developed his career in the food sector, with a stint as chairman of the Group Gafor, multi-business conglomerate. Stands out his passages by Coca-Cola, Campbell’s Food and Swift-Armour.

Nelson Vas Hacklauer — Strategy and M&A Executive Officer. Mr. Hacklauer worked at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Officer from 1994 to 1995 and Commercial Officer from 1989 to 1994. He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles.

Nilvo Mittanck — Operations and Technology Executive Officer. Mr. Mittanck studied Mechanical Engineer and specialized in Business Management — STC at Fundação Dom Cabral and Kellogg Graduate School of Management, and he also holds and an MBA from Universidade de São Paulo (USP). He joined BRF in 1985, holding posts in the areas of engineering, projects, operations, logistics and supply chain until being appointed to his current position as Operations and Technology Executive Officer.

Wilson Newton de Mello Neto — Corporate Affairs Executive Officer. Mr. Neto is the Corporate Affairs Executive Officer. Mr. Neto holds a master degree’s in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP). Since 2010, he has been a member of the Board of the Brazilian Poultry Association (Associação Brasileira dos Produtores e Exportadores de Frangos), or “UBABEF,” and ABIPECS. He has extensive experience in complex integration processes.

Compensation

In 2012, we paid salaries and other compensation to all members of the board of directors, fiscal council and all executive officers for services in all capacities was R$20.8 million, not including the benefits described below. In addition, we paid to all executive officers R$15 million in 2012 as part of our profit sharing plan.

The amount of compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid was historically related to a percentage of our net income. Starting in 2006, we implemented a new methodology that relates the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income, Value Added (GVBRF) and EBITDA measured against the budget established at the beginning of each year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In addition, in 2012, we paid severance benefits to a former executive officer in accordance with the policy described in Note 24.2.4 to our consolidated financial statements included in our 2012 Form 20-F. In 2012, the amount paid as benefits to the executive officers totaled R$2.3 million. The aggregate total compensation paid to members of the board of directors and executive officers in 2012 (including salaries, profit sharing payments and benefits) was R$38.1 million.

Our executive officers and the head of internal audit are also eligible to participate in our Stock Option Plan. As of December 31, 2012, a total of 2,728,770 options were held by them, with a cost to our company of R$7.8 million in 2012.

Our executive officers also participate in our private pension plan described in Note 24.1.1 to our consolidated financial statements included in our 2012 Form 20-F and are eligible to receive the supplemental retirement benefits described in Note 24.2.5 to our consolidated financial statements included in our 2012 Form 20-F.

We compensate our alternate directors for each meeting of our board of directors that they attend. We also compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

Members of our board of directors, our board of executive officers and our fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

At age 61, we cease making contributions to pension plans for executive officers and other employees.

Share Ownership of Directors and Executive Officers

As of April 29, 2013, members of and alternates of our board of directors and our executive officers owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors to stand for election to our board of directors.

Directors and Executive Officers	Common Shares
Directors:
Abilio Diniz(1)	23,372,800
Sérgio Rosa	0
Paulo Assunção de Sousa	0
Décio da Silva(2)	250,688
Luis Carlos Fernandes Afonso	2
Carlos Fernando Costa	6
Luiz Fernando Furlan	5,994,216
Manoel Cordeiro Silva Filho	2
Walter Fontana Filho	2,990,290
José Carlos Reis de Magalhães Neto	1
Pedro de Andrade Faria	1
Eduardo Rossi	0
Heloisa Helena Silva de Oliveira	0
Mauro José Periotto	0
Sérgio Schwartz	0
Manuela Cristina Lemos Marçal	0
Helena Kerr do Amaral	0
Roberto Faldini	464
Maurício da Rocha Wanderley	2
Eduardo Fontana d’Ávila	1,157,458
Daniel Arduini Cavalcante Arrunda	0
Fernando Shayer	1

Subtotal	33,765,931

Officers:
José Antonio do Prado Fay	31,325
Leopoldo Viriato Saboya	8,028
Antonio Augusto de Toni	20,973
Gilberto Antonio Orsato	15,243
Ely David Mizrahi	36,017
José Eduardo Cabral Mauro	28,669
Luiz Henrique Lissoni	7,820
Nelson Vas Hacklauer	7,797
Nilvo Mittanck	20,161
Wilson Newton de Mello Neto	0

Subtotal	176,033

Total	33,941,964

(1)	Indirectly, through Fundo de Investimento em Ações Santa Rita.

(2)	Excludes 26,346,620 common shares that may be deemed beneficially owned through Weg Participações e Serviços S.A.

Stock Option Plan

On March 31, 2010, our shareholders approved a long-term stock option plan for the executive officers and other employees of BRF and its subsidiaries for the award of stock options under two instruments: (1) a general stock option plan for annual grants as part of compensation and (2) an additional stock option plan pursuant to which an eligible executive officer may purchase additional stock options with a portion of their compensation based on profit-sharing (collectively, the “Stock Option Plan”). The shares underlying options granted under the plan may consist of newly issued or treasury shares of BRF. A prior stock option plan of Sadia for its employees was folded into the Stock Option Plan, and the separate Sadia plan expired on September 26, 2012. The Stock Option Plan is intended to attract, retain and motivate our executives to generate value for our companies and to align their interests with the interests of our shareholders. At the extraordinary general shareholders’ meeting held on April 24, 2012, our shareholders approved an expansion to other employees of BRF who can participate in the Stock Option Plan.

The Stock Option Plan is managed by our board of directors. Under the current Stock Option Plan, the maximum number of options granted under the Stock Option Plan may not exceed, at any time, the amount equivalent to 2.5% of the total number of common shares issued by BRF. Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors based on the average closing price of our shares on the 20 trading days preceding the grant date. Exercise prices are adjusted monthly based on the IPCA.

Stock options granted under the Stock Option Plan vest over three years in three equal annual installments. Unexercised options are forfeited five years after the grant date.

As of December 31, 2012, a total of 7,748,507 options had been granted, of which 6,617,581 were outstanding and held by approximately 236 persons. During the year ended December 31, 2012, 620,107 options were exercised at an average exercise price of R$28.81 per share for aggregate payments to our company of R$17.9 million. As of December 31, 2012, the weighted average strike price of our outstanding options was R$33.94 per share, and the weighted average of the remaining contractual terms was 45 months. No person has received a number of options for common shares that, together with the common shares owned by that person, exceed one percent of our common shares.

At the general shareholders’ meeting on April 9, 2013, our shareholders approved amendments to the Stock Option Plan to:

•	increase the maximum percentage of our shares that may be issued under the plan from 2.0% to 2.5% of the total share capital,

•	increase the number of windows for exercise from two to four, and

•

increase the ratios of options granted to shares acquired pursuant to the additional stock option plan that apply based on the percentage of an executive officer’s net profit sharing amounts used to purchase our shares.

For more information about the Stock Option Plan, including information about exercise prices, expiration dates and exercises, see Note 23 to our consolidated financial statements included in our 2012 Form 20-F and Note 22 to our unaudited interim consolidated financial statements included in the Interim Financial Statement Form 6-K.